Exhibit 99.2

NEWS RELEASE

November 7, 2007

ARC ENERGY TRUST ANNOUNCES BUDGET

FOR 2008 INCLUDING A $355 MILLION CAPITAL EXPENDITURE PROGRAM

CALGARY, November 7, 2007 (AET.UN and ARX - TSX)   ARC Energy Trust (the “Trust” or “ARC”) announced today that its Board of Directors has approved a budget for 2008 that includes a $355 million capital expenditure program.

John Dielwart, ARC’s President and CEO, said, “We plan to spend approximately $305 million on base asset development to maintain production at approximately 63,000 boe/d.  In addition, we plan on spending $50 million on strategic investments to position ARC for continued success in the future.  We will continue our focus on resource play development and enhanced oil recovery [EOR] including start-up of a CO2 pilot project at Redwater.  The Redwater initiative is particularly important for the Trust as it starts us down the path towards realizing the potential value from our CO2 EOR assets.”

Highlights of the 2008 Budget

•                  ARC expects to replace natural production decline from internally generated opportunities through delivering an estimated 10,000 boe/d of new production by year-end 2008

•                  Production target of approximately 63,000 boe/d comprise  32,100 bbl/d of crude oil and NGLs and 185 mmcf/d of natural gas

•                  Capital expenditure budget of $355 million, reflecting an approximate 300 gross operated well drilling program (242 net wells)

•                  An increased focus on low risk oil developments with a second drilling rig deployed in southeast Saskatchewan and increased oil drilling programs in Redwater, Pembina and Youngstown

•                  A total of $50 million dedicated towards strategic investments, with the intention to explore for and expand upon our large inventory of resource plays, including natural gas from coal [NGC] as well as directing funds towards our EOR projects

•                  An eight per cent increase in operating costs to approximately $235 million. On a $/boe basis, operating costs are expected to be approximately $10.20

Capital Program

The $355 million capital program is a modest $5 million increase over estimated 2007 capital expenditures despite the increase in spending on strategic opportunities.  We are assuming that development costs will be at or below 2007 levels on the expectation of lower industry utilization rates.  Relative to 2007, the primary changes in the budget are:

•                  A $26 million decrease in the land budget as significant amounts were spent in 2006 and 2007 to acquire undeveloped land in and around our core areas

•                  A $9 million increase in spending on EOR projects as we launch our Redwater CO2 pilot

•                  Increased development in the core oil areas of Redwater, Pembina and southeast Saskatchewan

•                  A decrease in our planned spending in British Columbia as the result of the successful completion in 2007 of an aggressive expansion at Dawson which has seen our production increase by 15 mmcf/d

Based on 2008 budget projections, ARC will operate the drilling of approximately 300 gross wells (100 wells targeting oil and 200 wells targeting natural gas) and approximately 242 net wells including; vertical wells, single leg horizontal wells, multi-leg horizontal wells, injection wells and horizontal re-entries.  In our non-operated properties we anticipate our partners will drill approximately 140 gross wells with ARC’s share of expenditures being approximately $50 million.

All ARC core areas have significant opportunities for continued development and growth with the largest capital programs being focused on our northern Alberta/BC core area. At Dawson, in northeast BC, we expect to spend approximately $43 million on a drilling program consisting of six horizontal wells and four vertical wells as we look to maintain production in excess of 40 mmcf/d in this core area.  At Ante Creek in northern Alberta, we expect to spend $36 million as we intend to drill up to eight vertical wells in 2008 as well as three horizontal injectors as we expand our waterflood.

At Redwater, in central Alberta, we plan on spending $32 million on drilling nine Leduc wells, six Viking wells and two Mannville gas wells as well as launching our CO2 pilot. We will also follow up on the successful oil well reactivation program to complete as many of these as possible prior to the royalty relief program being discontinued in 2008.

Throughout ARC’s other core areas, numerous development activities will take place.  At Pembina, ARC expects to drill over 30 gross Cardium oil wells and approximately 10 shallow gas wells.  In central Alberta, ARC will pursue further NGC and Viking gas locations in Delburne, as well as various other mid-depth drilling and recompletion opportunities.  In southeast Alberta and southwest Saskatchewan, a $35 million program of approximately 120 gross wells will be drilled by ARC targeting shallow gas as part of our ongoing multi-year staged development program.  In southeast Saskatchewan and southwest Manitoba ARC plans on increasing spending to approximately $71 million from $50 million in 2007 in recognition of the better economics of drilling oil wells in those provinces now that Alberta has increased royalty rates.  ARC expects to drill approximately 30 wells on operated properties including five horizontal wells at Lougheed, 16 horizontal wells throughout our other southeast Saskatchewan properties and three vertical wells in Goodlands, Manitoba.

Major projects on some of our non-operated properties include a 40 gross well infill drilling program at Weyburn and a 10 gross well drilling program at Midale, both of which are oil pools in southeast Saskatchewan that are currently being flooded with CO2. Plans also include drilling nine gross horizontal wells at Virden and four gross horizontal wells at Routledge in Manitoba.

The budgeted capital expenditures for 2008, by type are:

($ million)	2006 (Actual)	2007 (Estimate)	2008 (Budget)
Development drilling	225	217	207
Facilities & pipelines	36	27	26
Maintenance	8	19	23
Optimization	11	8	17
Land	32	35	9
Seismic	9	6	10
Other	12	10	13
Natural gas from coal (NGC)	14	8	18
Enhanced Oil Recovery (strategic)	—	4	13
Exploration	17	16	19
Total	364	350	355

Operated Wells Drilled (gross)	2006(Actual)	2007(Estimate)	2008(Budget)
Natural gas wells	222	179	200
Oil wells	72	97	100
Total	294	276	300

Capital Budget by Area:

($ million)	2006(Actual)	2007(Estimate)	2008(Budget)
Northern Alberta and British Columbia	166	187	129
Drayton Valley	30	32	41
Central Alberta	44	23	35
Southeast Alberta & Southwest Saskatchewan	51	35	34
Southeast Saskatchewan & Manitoba	54	50	71
Redwater	14	13	32
Corporate	5	10	13
Total	364	350	355

Alberta Total	213	205	218
Saskatchewan and Manitoba Total	81	53	93
British Columbia Total	70	92	44

The significant reduction in capital directed towards projects in British Columbia is the result of completion in 2007 of a major well and facility expansion at Dawson which has seen production more than double since 2005. The capital program is subject to change and will be re-evaluated both as to the aggregate of expenditures, the location of expenditures and the type of expenditures during 2008 and accordingly the foregoing provides only the present planning of ARC for 2008 capital expenditures.

Impact of Alberta Royalty Changes

This budget was prepared prior to the finalizing of the new Alberta royalties and as such the geographical split for 2008 may end up different than that listed above.  While the budget approval provides the authority to spend up to $355 million, the individual projects that this is based on may change during the year.  We have already reallocated capital in 2007 from Alberta to another province.  With approximately 67 per cent of our production coming from the province of Alberta, a significant amount of our capital will likely remain in this province, but we are still evaluating the impact the new royalties will have on our planned spending and would anticipate reallocating a portion of the capital identified to be spent in Alberta to other jurisdictions.

Production Volumes

Target production volumes for 2008 are approximately 63,000 boe/d, which includes an estimate of two per cent downtime for unplanned outages.  Production is expected to decline to approximately 61,500 boe/d in the second quarter as a result of post breakup declines as well as planned maintenance activities, but should increase in the fourth quarter on the expected success from the capital program to a target 2008 fourth quarter volume of approximately 63,500 boe/d.  These higher volumes are expected to carry over into the following year providing a strong start to 2009.

The anticipated 2008 volumes do not reflect any additional acquisitions or dispositions.  Through the normal course of business, minor acquisitions and dispositions are expected to occur that could impact the forecasted volumes.

Costs associated with new wells drilled and increases in non-operated expenses particularly at Weyburn and Midale, have resulted in an eight per cent increase in total operating costs to approximately $235 million.  Therefore $/boe costs will be approximately $10.20 per boe, up from an estimated $9.50 per boe for 2007.

General and Administrative (“G&A”) Expense

ARC expects cash G&A expenses to be approximately $2.55 per boe in 2008. Part of the increase in 2008 G&A costs is attributed to an increase in staff count as ARC staffs up important strategic initiatives such as CO2 EOR. In addition, 2008 will see full vesting in both the spring and fall of ARC’s “Whole Unit” Long-Term Incentive Plan [LTIP]. For more information on ARC’s LTIP, please see the Management Discussion and Analysis section of our quarterly release.

ARC’s budget numbers include a $12 million cash LTIP payment to be charged against G&A in the second quarter and a $6 million payment in the fourth quarter.  If ARC’s three year total return for the periods ending

April 15th and October 15th is not in the top quartile of its peers, the cash payments will be less than those budgeted.

($ million)	2006 (Actual)	2007 (Estimate)	2008 (Budget)
Base G&A costs	32.9	36.9	40.5
Cash costs for Whole Unit Plan (estimated)	3.5	9.8	18.0
Total cash costs	36.4	46.7	58.5
LTIP — non-cash	8.2	2.0	0
Incentive rights — non-cash	2.5	0	0
Total G&A	47.1	48.7	58.5

Risk Management

As part of its overall strategy to provide stable, dependable distributions, ARC uses a variety of instruments to hedge crude oil, natural gas, foreign exchange rates, electrical power costs and interest rates.

For 2008, the Trust has in place protection on both crude oil and natural gas on volumes extending to the fourth quarter with greater volumes on the earlier periods of the year.  ARC has entered into positions in both swaps and foreign exchange floors to mitigate ARC’s foreign exchange exposure.

Hedge Positions

as at November 2, 2007 (1)(2)

	Q4 2007		Q1 2008		Q2 2008		Q3 2008		Q4 2008
Crude Oil	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day	US$/bbl	bbl/day
Sold Call	88.47	9,310	85.23	11,000	85.23	11,000	85.63	8,000	85.63	8,000
Bought Put	72.78	13,293	68.06	14,000	66.91	13,000	63.91	8,000	63.91	8,000
Sold Put	62.11	13,293	54.91	11,500	54.27	11,000	51.07	7,000	51.07	7,000

Natural Gas	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day	CDN$/GJ	GJ/day
Sold Call	7.65	42,289	7.58	47,478	8.18	41,101	8.18	41,101	8.51	27,840
Bought Put	6.53	42,289	6.49	47,478	6.46	41,101	6.46	41,101	6.54	27,840
Sold Put	4.49	10,551	4.48	10,551	4.80	31,101	4.80	31,101	4.86	10,480

FX	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million	CAD/USD	$Million
Bought Put	1.1397	36.80	1.0750	3.00	1.0750	3.00	1.0750	3.00	1.0750	3.00
Sold Put	1.1096	36.00	1.0300	3.00	1.0300	3.00	1.0300	3.00	1.0300	3.00
Swap	1.1096	3.20	—	—	—	—	—	—	—	—

(1)          The prices and volumes noted above represents averages for several contracts. The average price for the portfolio of options listed above does not have the same payoff profile as the individual option contracts.  Viewing the average price of a group of options is for indicative purposes only.  The natural gas price shown translates all NYMEX positions to an AECO equivalent price.  In addition to positions shown here, ARC has entered into additional basis positions.

(2)          Please refer to the Trust’s website at www.arcenergytrust.com under “Hedging Program” within the “Investor Relations” section for details on the Trust’s hedging positions as of November 1, 2007.

Funding of the 2008 Capital Program

The Trust’s current plan is to finance the $355 million capital program through a combination of cash flow, ongoing distribution re-investment proceeds and debt.  The exact split will be dependent on commodity prices, operational performance and possible acquisitions and dispositions.

Reclamation Fund

As at September 30, 2007 the Trust’s reclamation funds stood at $26.2 million.  The Trust’s budget currently incorporates a contribution of $12 million to the funds in 2008 to provide for the eventual abandonment of the Trust’s oil and gas properties.  For the 2008 fiscal period the Trust plans on withdrawing approximately $3 million from the reclamation fund to spend on ongoing reclamations and well abandonments.

Detailed Guidance —

Production	2006 (Actual)	2007 (Estimate)	2008 (Budget)
Oil (bbls/d)	23,282	28,600	28,500
NGL’s (bbls/d)	4,005	4,000	3,600
Gas (mmcf/d)	174	182	185
Total (boe/d)	56,254	63,000	63,000

Costs and Expenses ($/boe)	2006 (Actual)	2007 (Estimate)	2008 (Budget)
Operating costs	8.49	9.50	10.20
Transportation costs	0.63	0.70	.80
Cash G&A expenses	1.58	2.15	2.55
Non-cash G&A expenses	0.47	0.10	0
Interest	1.38	1.70	1.90
Cash taxes	1.01	0	—

Weighted average units outstanding including units held for exchangeable shares (millions)	207	210	216

This press release contains forward-looking statements as to the Trust’s internal projections, expectations or beliefs relating to future events or future performance, including the Trust’s Detailed Guidance for 2008 and the amount and type of 2008 budgeted capital expenditures set forth herein. In some cases, forward-looking statements can be identified by terminology such as “may”, “will”, “should”, “expects”, “projects”, “plans”, “anticipates” and similar expressions. These statements represent management’s expectations or beliefs concerning, among other things, future capital expenditures and future operating results and various components thereof or the economic performance of ARC Energy Trust (“ARC” or “the Trust”). The projections, estimates and beliefs contained in such forward-looking statements are based on management’s assumptions relating to the production performance of ARC’s oil and gas assets, the cost and competition for services throughout the oil and gas industry in 2007 and 2008 and the continuation of the current regulatory and tax regime in Canada, and necessarily involve known and unknown risks and uncertainties, including the business risks discussed in managements discussion and analysis and ARC’s annual information form, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Accordingly, readers are cautioned that events or circumstances could cause results to differ materially from those predicted. The Trust does not undertake to update any forward looking information in this document whether as to new information, future events or otherwise except as required by securities rules and regulations.

ARC Energy Trust is one of Canada’s largest conventional oil and gas royalty trusts with an enterprise value of approximately $5.0 billion.  The Trust currently produces approximately 63,000 barrels of oil equivalent per day from five core areas in western Canada.    ARC Energy Trust trades on the TSX under the symbol AET.UN.

Note: Barrels of oil equivalent (BOE’s) may be misleading, particularly if used in isolation.  In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf:1bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ARC RESOURCES LTD.

John P. Dielwart,

President and Chief Executive Officer

For further information contact:

Investor Relations, E-mail: ir@arcresources.com

Telephone: (403) 503-8600 Fax:  (403) 509-6417         Toll Free 1-888-272-4900

ARC Resources Ltd.

2100, 440 — 2nd Avenue S.W., Calgary, AB  T2P 5E9

www.arcenergytrust.com